Mines Richmont inc.

110, avenue Principale
Rouyn-Noranda, QC
J9X 4P2, CANADA

Tél. : (819) 797-2465
Téléc. : (819) 797-0166
www.richmont-mines.com

NEWS RELEASE

PRIVATE PLACEMENT

MONTREAL, December 24, 2003 – Richmont Mines announces the closing of a Private Placement of approximately CAN$500,000 by the issuance of 60,753 Flow-Through shares to Northern Precious Metals Limited Partnership of Montreal Quebec. Proceeds will be used to fund exploration work for 2004, mainly on the Sewell and Cripple Creek properties, located near Timmins in Ontario.

These securities have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any U.S. state securities laws and, unless so registered, may not be offered or sold within the United States to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Louis Dionne
President

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For more information, contact:

Martin Rivard Executive Vice President	Telephone: (819) 797-2465 Fax: (819) 797-0166
Trading symbol: RIC	Listings: Toronto – Amex